UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 20, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN Mobile International and Artilium partner to further upgrade innovation for KPN’s mobile networks, dated March 20, 2008.

Press release

KPN Mobile International and Artilium partner to further upgrade innovation for KPN’s mobile networks	Date 20 March 2008

Number
013pe

Activates mobile Internet applications based on Microsoft .NET

The Hague, NL and Brussels, Belgium March 20, 2008 – Today, KPN Mobile International, a leading European provider of next-generation telecommunications services, and Artilium, a leading European developer of software for mobile network operators, announced their partnership to create new opportunities for user generated applications on KPN’s mobile networks.

The software enabling this transformation is Artilium’s Real-Time Architecture (ARTA) for Connected Mobile Services, designed to facilitate rapid creation of new mobile applications, packaged as services. The software platform is almost entirely designed by Artilium on the Microsoft product portfolio.

The partnership includes a licensing agreement allowing KPN deployment of ARTA as a platform for next-generation converged services across its growing base of over 27 million mobile subscribers in the Benelux, Germany and Spain.

KPN Mobile International Chief Executive Officer, Stan Miller said,” This agreement is a major boost for KPN’s strategy on MVNO’s ( Mobile Virtual Network Operators) in Europe. Artilium software allows KPN to surge to the forefront of mobile/Web innovation. We are able to open our network to developer communities worldwide to deliver an infinite range of differentiated services and an exciting new level of personalisation and interactivity for subscribers. In doing so, we begin to transform the very essence of our business creating new service-centric business models across a broad value-chain that includes developers, advertisers and our commercial partners.”

“Artilium unifies IP, PSTN, ISDN and GSM network communications and provides the framework that securely opens the mobile network to rapid application innovation,” said Artilium Chief Executive Officer Robert Marcus. “We are delighted to be partnering with KPN in this groundbreaking work that brings with it an unprecedented level of business model originality and value-chain diversity.”

Commenting on the agreement, Steve Zimba, Managing Director Global Telecom Business at Microsoft Corp. said:  “We are excited that KPN and Artilium have chosen the Microsoft platform to power their ecosystem of connected mobile services. We will be working closely together to help make this great vision a compelling reality for the millions of consumers who are eager to embrace rich, personalized and contextually-aware mobile experiences.”

About KPN

KPN is a leading international telecommunications and ICT service provider, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. The international KPN data and IP services are enabled through an extensive, high-capacity fibre-optic network in 22 European countries, plus worldwide connections to 180 countries. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

At December 31, 2007, KPN served over 35 million customers, of which 27 million in wireless services, 5.4 million in wireline voice, 2.4 million in broadband Internet and 0.5 million in TV. With 25,500 FTEs (43,531 FTEs including Getronics), KPN posted revenues of EUR 12.6bn in 2007, with an EBITDA of EUR 4.9bn. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges. For more information, visit www.kpn.com/international

About Artilium

Artilium develops carrier-grade software that unifies communications and opens mobile networks to user-generated mobile Internet application development and innovation, enabling rapid creation of a virtually infinite ecosystem of autonomous software processes interoperating as services in an open yet structured and secure architecture.  Artilium’s ARTA Connected Mobile Services Framework is an open, modular and highly extensible Service-Oriented Architecture that includes a Service Creation Environment, a real-time Service Delivery Platform including an Intelligent Network, and a Mobile Presence Server that intelligently combines highly accurate, continuous real-time location and state awareness to enable a vast range of new mobile commerce, advertising and social networking services based on the company’s patented Tri-Cell Intelligent Location System (TILS).Founded in 1995 and recognized for advanced and innovative engineering, Artilium has completed more than 40 installations serving tens of millions of end-users in 11 countries.

Artilium plc is a publicly listed company with AIM on the London Stock Exchange (LSE/AIM: ARTA).  The company is based in Belgium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 21, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel